

You may have missed out on the first round, but it's time to change that...

In 2021, we launched an audacious plan to build a community-owned women's soccer team from scratch. We didn't have a name, we didn't have a home stadium. And with nothing more than a dream, we built a community ownership base of 3080 investors from 48 states and 8 countries. 👋

In fact, we were so successful that hundreds of people were left on the waiting list after we hit the maximum the SEC would let us raise.

Since then, there hasn't been a month that we haven't answered the same question: when are you going to do another community investment campaign. Someday! Well, that someday is *now.*

In just a few days, we will be opening up community owner shares and inviting more members to join our mission. As a thank you for your eagerness during our first round, you are receiving an early bird discount of $5 off per share and have first access, *starting today.* This window will be open until Wednesday, August 28th at 11:59pm CT.

Become an Owner of Minnesota Aurora FC

Minnesota Aurora FC ⚽

Note: We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy



securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

MINNESOTA AURORA

Minnesota Aurora FC, 2910 Water Road, Suite 100, Eagan, Minnesota 55121, United States

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To our Staff, Volunteers, and the heartbeat of Aurora,

In 2021, we launched an audacious plan to build a community-owned women's soccer team from scratch. We didn't have a name, we didn't have a home stadium. And with nothing more than a dream, we built a community ownership base of 3080 investors from 48 states and 8 countries. ✍️

Since then, there hasn't been a month that we haven't answered the same question: when are you going to do another community investment campaign. Someday! Well, that someday is *now.*

In just a few days, we will be opening up community owner shares and inviting more members to join our mission. As a thank you for the hard work you have put in for this club, you are receiving an early bird discount of $5 off per share and have first access, ***starting today.*** This window will be open until Wednesday, August 28th at 11:59pm CT.

⚽ Minnesota Aurora FC

Become an Owner of Minnesota Aurora FC

Note: We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.



Minnesota Aurora FC, 2910 Water Road, Suite 100, Eagan, Minnesota 55121, United States



Welcome to the team,

We're grateful to have you as a part of "The Land of 10,000 Owners" — a special community of supporters who are helping us shape the future of women's soccer in Minnesota. Your enthusiasm and support mean the world to us, and we couldn't be more excited to have you with us 👋



Join us on Social Media!

We've attached a graphic for you to share on your social media to celebrate this milestone. Show it off on your own platforms and let everyone know you're part of this incredible team! Tag @mnaurorafc so we can celebrate with you 🎉

Download Social Media Poster

Download Instagram Story

Note: We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.



Minnesota Aurora FC, 2910 Water Road, Suite 100, Eagan, Minnesota 55121, United States

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Today's a big day, Aurora fans!

It's been 3 years since we ran our first community ownership campaign. We didn't have a name, we didn't have a home stadium. And with nothing more than a dream, we blew every expectation out of the water: $1 Million raised from 3,080 investors from 48 states and 8 countries.

Since then, there hasn't been a week that we haven't answered the same question: when are you going to do another community investment campaign? Someday! Well, that someday is *now*.

Today, you have the opportunity to become a Community Owner, the lifeline of our club, and we're aiming for something extraordinary: **The Land of 10,000 Community Owners.**

Your unwavering support has been instrumental in our journey, and now, we're inviting you to help us reach new heights.

Become an Owner of Minnesota Aurora FC

Note: We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.



Minnesota Aurora FC, 2910 Water Road, Suite 100, Eagan, Minnesota 55121, United States

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Welcome to Our Community!

We're thrilled to introduce you to our latest community ownership campaign. As we embark on this exciting new chapter, we understand you might have questions. Let's take a moment to reflect on our journey so far:

The Beginning:

On June 8, 2021, a spirited crowd gathered at Elizabeth Lyle Robbie Stadium at the University of Minnesota. At that time, our women's soccer team was still a vision— nameless, without a home stadium, and lacking a wealthy backer. From the outset, our initiative has been a community-driven effort.

A Trailblazing Achievement:

In just a few months, over 3,080 individuals from 48 states and 8 countries came together to support our vision, raising an astounding $1 million. This made our campaign the most successful community investment initiative in American soccer history. With this incredible backing, we named our team, designed our logo, created our beloved mascot Aurorasaurus (Rory), and elected two community representatives to our board.

A Record of Support:

Our community's support has been unparalleled. Over the past three years, Aurora has consistently attracted an average of over 5,000 fans per game at TCO Stadium, surpassing the attendance of several professional teams.

Onward and Upward:

From our beginnings as a volunteer-driven organization to hiring our first employees, we've faced and overcome many challenges. Our dedication and community spirit have always guided us forward. We're now setting our sights on an ambitious goal—to expand our community ownership base to 10,000 strong, reflecting the spirit of Minnesota's 10,000 lakes. We invite you to join the 3,080 investors who have already made history with us and become part of this remarkable journey.

Are you in?

Elevate our Mission

Note: We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.



Minnesota Aurora FC, 2910 Water Road, Suite 100, Eagan, Minnesota 55121, United States

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To our first 3,080 community owners,

It's been 3 years since we ran our first community ownership campaign, time flies! We didn't have a name, we didn't have a home stadium. And with nothing more than a dream, we blew every expectation out of the water: $1 Million raised from 3,080 investors from 48 states and 8 countries.

Since then, there hasn't been a week that we haven't answered the same question: when are you going to do another community investment campaign? Someday! Well, that someday is *now.*

Today, we're inviting more fans to be a part of our mission, and we're aiming for something extraordinary: **The Land of 10,000 Community Owners.**

Your unwavering support since day one has been instrumental in our journey, and now, we're inviting you to help us reach new heights.

Elevate our Mission

Note: We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.



MINNESOTA
AURORA

Minnesota Aurora FC, 2910 Water Road, Suite 100, Eagan, Minnesota 55121, United States

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